UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________

Commission File Number ______________

FIRST MAJESTIC SILVER CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or	Classification Code Number)	Identification Number)
organization)

Suite 1805 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2 Canada
(604) 688-3033
(Address and telephone number of Registrant’s principal executive offices)

Copies to:
National Registered Agents, Inc.	Stewart L. Muglich
1090 Vermont Avenue N.W.	Clark Wilson LLP
Suite 910	800 – 885 West Georgia Street
Washington D.C. 20005	Vancouver, BC V6C 3H1
(202) 371-8090	(604) 891-7701
Name, address (including zip code)
and telephone number (including
area code) of agent for service in
the United States

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:

Common Shares, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form.

[   ] Annual information form             [   ] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. Not Applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “yes” is marked, please indicate the filing number assigned to the Registration in connection with such Rule.
[   ] Yes    [X] No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[   ] Yes    [X] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
[   ] Yes    [X] No

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

          First Majestic Silver Corp. (the “Registrant”) prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. The Registrant is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. Significant differences between Canadian GAAP and United States GAAP as pertains to the Registrant for the years ended December 31, 2009, 2008 and 2007 are described in Exhibit 99.9 to this Registration Statement.

FORWARD-LOOKING STATEMENTS

          This Registration Statement and the Exhibits incorporated by reference into it contain “forward-looking statements.” Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward-looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration, development, and mining of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in the Annual Information Form of the Registrant filed as Exhibit 99.2 to this Registration Statement. Although the Registrant has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

          Forward-looking statements contained in the Exhibits incorporated by reference into this Registration Statement are made as of the respective dates set forth in such Exhibits and the Registrant disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

RESOURCE AND RESERVES ESTIMATES

          The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act of 1933. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

          In addition, the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

          Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

DOCUMENTS FILED PURSUANT TO GENERAL INSTRUCTIONS

          In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.8, Exhibits 99.10 through 99.129 and Exhibits 99.135 through 99.139, inclusive, as set forth in the Exhibit Index attached hereto.

          In accordance with General Instruction B.(2) of Form 40-F, the Registrant hereby makes reference to the sections entitled “Authorized Share Structure” on page 3 of the Notice of Articles of the Registrant filed as Exhibit 99.135 and on page 2 of the Notice of Articles of the Registrant filed as Exhibit 99.136, as set forth in the Exhibit Index attached hereto.

          In accordance with General Instruction C.(2) of Form 40-F, the Registrant hereby incorporates by reference (i) Exhibits 99.4 and 99.7, the Audited Consolidated Financial Statements of the Registrant for the years ended December 31, 2009, 2008 and 2007; (ii) Exhibits 99.3 and 99.6, Management’s Discussion and Analysis of Financial Condition and Results of Operation for the period ended December 31, 2009 and December 31, 2008, respectively; and (iii) Exhibit 99.9, Reconciliation to United States Generally Accepted Accounting Principles for years ended December 31, 2009, 2008 and 2007.

          In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed written consents of certain experts named in the foregoing Exhibits as Exhibit 99.130 through Exhibit 99.134, inclusive, as set forth in the Exhibit Index attached hereto.

OFF-BALANCE SHEET ARRANGEMENTS

          The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table lists, as of December 31, 2009, information with respect to the Registrant’s known contractual obligations.

		Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	4,309,159	1,095,672	1,676,605	1,536,882	-
Capital (Finance) Lease Obligations	2,807,636	2,139,352	668,284	-	-
Metal Prepayment Obligation	450,940	450,940	-	-	-
Property Purchase Obligations	1,261,200	1,261,200	-	-	-
Construction Contract Obligations	2,071,102	2,071,102	-	-	-
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet under GAAP of the primary financial statements – Asset Retirement Obligations	4,336,088	-	-	-	4,336,088
Total	15,236,125	7,018,266	2,344,889	1,536,882	4,336,088

UNDERTAKINGS

          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

          Concurrently with the filing of this Registration Statement on Form 40-F, the Registrant will file with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X.

          Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 23, 2010

FIRST MAJESTIC SILVER CORP.

By:	/s/ Raymond Polman
Name: Raymond Polman
Title: Chief Financial Officer

EXHIBIT INDEX

Annual Information

Exhibit	Description

99.1.	2009 Annual Report

99.2.	Annual Information Form for the year ended December 31, 2009

99.3.	Management’s discussion and analysis for the year and fourth quarter ended December 31, 2009

99.4.	Audited consolidated financial statements for the year ended December 31, 2009

99.5.	2008 Annual Report

99.6.	Management’s discussion and analysis for the year and the fourth quarter ended December 31, 2008

99.7.	Audited consolidated financial statements for the year ended December 31, 2008

99.8.	Annual Information Form for the year ended December 31, 2008

99.9.	Reconciliation to United States Generally Accepted Accounting Principles for the years ended December 31, 2009, 2008 and 2007

Quarterly Information

99.10.	Management’s Discussion and Analysis for the quarter ended September 30, 2010

99.11.	Interim consolidated financial statements for the nine months ended September 30, 2010 (unaudited)

99.12.	Management’s Discussion and Analysis for the quarter ended June 30, 2010

99.13.	Interim consolidated financial statements for the six months ended June 30, 2010 (unaudited)

99.14.	Management’s Discussion and Analysis for the quarter ended March 31, 2010

99.15.	Interim consolidated financial statements for the three months ended March 31, 2010 (unaudited)

99.16.	Management’s Discussion and Analysis for the quarter ended September 30, 2009

99.17.	Consolidated financial statements for the nine months ended September 30, 2009 (unaudited)

99.18.	Management’s discussion and analysis for the quarter ended June 30, 2009

99.19.	Consolidated financial statements for the three months ended June 30, 2009 (unaudited)

99.20.	Management’s discussion and analysis for the quarter ended March 31, 2009

99.21.	Consolidated financial statements for the three months ended March 31, 2009 (unaudited)

Shareholder Meeting Materials

99.22.	Report of voting results of the annual general meeting of shareholders held May 27, 2010

99.23.	Form of Proxy for Annual General Meeting held May 27, 2010

99.24.	Management Information Circular for the Annual General Meeting of shareholders held on May 27, 2010

99.25.	Notice of Meeting for the Annual General Meeting of the shareholders held May 27, 2010

99.26.	Request for Printed Copies of Annual and Interim Financial Statements and MD&A April 1, 2010

99.27.	Voting Instruction Form for Annual Meeting held May 27, 2010

99.28.	Notice of Annual Meeting and Record Date held May 27, 2010

99.29.	Report of Voting Results for the annual general meeting of shareholders held May 28, 2009

99.30.	Form of Proxy for Annual General Meeting held May 28, 2009

99.31.	Management Information Circular for the Annual General Meeting of shareholders held May 28, 2009

99.32.	Notice of Annual General Meeting held May 28, 2009

99.33.	Request for Printed Copies of Annual and Interim Financial Statements and MD&A April 13, 2009

99.34.	Voting Instruction Form for Annual General Meeting held May 28, 2009

99.35.	Notice of Meeting and Record Date for Annual General Meeting held May 28, 2009

Material Change Reports

99.36.	Material Change Report dated November 10, 2010

99.37.	Material Change Report dated November 9, 2010

99.38.	Material Change Report dated October 6, 2010

99.39.	Material Change Report dated August 16, 2010

99.40.	Material Change Report dated July 8, 2010

99.41.	Material Change Report dated May 13, 2010

99.42.	Material Change Report dated April 12, 2010

99.43.	Material Change Report dated April 8, 2010

99.44.	Material Change Report dated March 22, 2010

99.45.	Material Change Report dated November 26, 2009

99.46.	Material Change Report dated November 13, 2009

99.47.	Material Change Report dated November 12, 2009

99.48.	Material Change Report dated November 6, 2009

99.49.	Material Change Report dated October 13, 2009

99.50.	Material Change Report dated October 6, 2009

99.51.	Material Change Report dated September 18, 2009

99.52.	Material Change Report dated September 16, 2009

99.53.	Material Change Report dated September 14, 2009

99.54.	Material Change Report dated August 20, 2009

99.55.	Material Change Report dated August 14, 2009

99.56.	Material Change Report dated August 13, 2009

99.57.	Material Change Report dated August 12, 2009

99.58.	Material Change Report dated July 20, 2009

99.59.	Material Change Report dated July 16, 2009

99.60.	Material Change Report dated May 14, 2009

99.61.	Material Change Report dated April 27, 2009

99.62.	Material Change Report dated March 31, 2009

99.63.	Material Change Report dated March 23, 2009

99.64.	Material Change Report dated March 17, 2009

99.65.	Material Change Report dated March 5, 2009

99.66.	Material Change Report dated February 26, 2009

99.67.	Material Change Report dated February 19, 2009

99.68.	Material Change Report dated February 18, 2009

99.69.	Material Change Report dated February 17, 2009

99.70.	Material Change Report dated January 20, 2009

99.71.	Material Change Report dated January 13, 2009

News Releases

99.72.	News Release dated November 10, 2010

99.73.	News Release dated November 9, 2010

99.74.	News Release dated October 6, 2010

99.75.	News Release dated August 16, 2010

99.76.	News Release dated July 8, 2010

99.77.	News Release dated May 13, 2010

99.78.	News Release dated April 22, 2010

99.79.	News Release dated April 13, 2010

99.80.	News Release dated April 12, 2010

99.81.	News Release dated April 8, 2010

99.82.	News Release dated March 24, 2010

99.83.	News Release dated March 22, 2010

99.84.	News Release dated January 11, 2010

99.85.	News Release dated November 26, 2009

99.86.	News Release dated November 13, 2009

99.87.	News Release dated November 12, 2009

99.88.	News Release dated November 6, 2009

99.89.	News Release dated October 13, 2009

99.90.	News Release dated October 6, 2009

99.91.	News Release dated September 18, 2009

99.92.	News Release dated September 16, 2009

99.93.	News Release dated September 14, 2009

99.94.	News Release dated August 20, 2009

99.95.	News Release dated August 14, 2009

99.96.	News Release dated August 13, 2009

99.97.	News Release dated August 12, 2009

99.98.	News Release dated July 20, 2009

99.99.	News Release dated July 16, 2009

99.100.	News Release dated May 14, 2009

99.101.	News Release dated April 27, 2009

99.102.	News Release dated March 31, 2009

99.103.	News Release dated March 23, 2009

99.104.	News Release dated March 17, 2009

99.105.	News Release dated March 5, 2009

99.106.	News Release dated February 26, 2009

99.107.	News Release dated February 19, 2009

99.108.	News Release dated February 18, 2009

99.109.	News Release dated February 17, 2009

99.110.	News Release dated January 20, 2009

99.111.	News Release dated January 13, 2009

Technical Reports

99.112.	Certificate of Qualified Person (NI 43-101) dated February 26, 2009

99.113.	Certificate of Qualified Person (NI 43-101) dated February 26, 2009

99.114.	Amended & Restated Technical Report (NI 43-101) dated February 26, 2009

99.115.	Certificate of Qualified Person (NI 43-101) dated February 26, 2009

99.116.	Certificate of Qualified Person (NI 43-101) dated February 26, 2009

99.117.	Amended & Restated Technical Report (NI 43-101) dated February 26, 2009

99.118.	Certificate of Qualified Person (NI 43-101) dated February 26, 2009

99.119.	Certificate of Qualified Person (NI 43-101) dated February 26, 2009

99.120.	Amended & Restated Technical Report (NI 43-101) dated February 26, 2009

99.121.	Certificate of Qualified Person (NI 43-101) dated February 16, 2009

99.122.	Certificate of Qualified Person (NI 43-101) dated February 16, 2009

99.123.	Technical Report (NI43-101) dated February 16, 2009

99.124.	Certificate of Qualified Person (NI 43-101) dated January 15, 2009

99.125.	Certificate of Qualified Person (NI 43-101) dated January 15, 2009

99.126.	Technical Report (NI 43-101) dated January 15, 2009

99.127.	Certificate of Qualified Person (NI 43-101) dated January 12, 2009

99.128.	Certificate of Qualified Person (NI 43-101) dated January 12, 2009

99.129.	Amended and Restated Technical Report dated January 12, 2009 (NI 43-101)

Consents

99.130.	Consent of Auditors dated November 22, 2010

99.131.	Consent of Qualified Person dated November 23, 2010

99.132.	Consent of Qualified Person dated November 23, 2010

99.133.	Consent of Qualified Person dated November 23, 2010

99.134.	Consent of Qualified Person dated November 23, 2010

Constating Documents

99.135.	Notice of Articles dated January 17, 2005

99.136.	Notice of Articles dated November 22, 2006

99.137.	Notice of Change in Corporate Structure Pursuant to Section 4.9 of National Instrument 51-102 November 18, 2009

99.138.	Notice of Change in Corporate Structure Pursuant to Section 4.9 of National Instrument 51-102 January 9, 2010

Material Contracts

99.139.	Arrangement Agreement dated September 11, 2009